UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )*

PIXELPLUS CO., LTD.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

72582A102 (CUSIP Number)

Initial Public Offering – December 21, 2005

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 72582A102	13G	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Seo Kyu Lee
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 1,051,524 common shares 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 1,051,524 common shares 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,051,524 common shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.7%
12.	TYPE OF REPORTING PERSON IN

CUSIP NO. 72582A102	13G	Page 3 of 5 Pages

Item 1	(a)	Name of Issuer:

Pixelplus Co., Ltd.

1	(b)	Address of Issuer’s Principal Executive Offices:

5th Floor, Intellige I, KINS Tower 25-1 Jeongja-dong, Bundang-gu, Seongnam-si Gyeonggi-do 463-811, The Republic of Korea

Item 2	(a)	Name of Person Filing

Seo Kyu Lee

Item 2	(b)	Address of Principal Business Office

5th Floor, Intellige I, KINS Tower 25-1 Jeongja-dong, Bundang-gu, Seongnam-si Gyeonggi-do 463-811, The Republic of Korea

Item 2	(c)	Citizenship

The Republic of Korea

2	(d)	Title of Class of Securities:

Common shares

2	(e)	CUSIP Number:

72582A102

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

CUSIP NO. 72582A102	13G	Page 4 of 5 Pages

Item 4	Ownership

(a) Amount beneficially owned:

1,051,524 common shares

(b) Percent of Class:

14.7%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

1,051,524 common shares

(ii) shared power to vote or to direct the vote:

0

(iii) sole power to dispose or to direct the disposition of:

1,051,524 common shares

(iv) shared power to dispose or to direct the disposition of:

0

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Not Applicable.

CUSIP NO. 72582A102	13G	Page 5 of 5 Pages

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date February 8, 2006

Signature:	/s/ Seo Kyu Lee
Name:	Seo Kyu Lee
Title:	Chief Executive Officer